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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                            Foamex International Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123203
                  --------------------------------------------
                                 (CUSIP Number)


                             Sandip S. Khosla, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 13, 2008
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)
                               Page 1 of 11 pages

-----------------------
  CUSIP No. 344123203
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               4,603,805
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               4,603,805

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           4,603,805

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           19.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 2 of 11 pages

-----------------------
  CUSIP No. 344123203
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               4,603,805
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               4,603,805

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           4,603,805

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           19.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                               Page 3 of 11 pages

                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                            FOAMEX INTERNATIONAL INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons")/1/ hereby amend and supplement the statement on Schedule 13D filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Foamex International Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 4 thereto filed February 14, 2007 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this
Schedule 13D, to beneficially own from time to time Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 5 is being filed to report that, as further described below, on February 13, 2008, each of Goldman Sachs, D. E. Shaw Laminar Portfolios, L.L.C. ("D.E. Shaw") and Sigma Capital Associates, LLC ("Sigma", and together with D.E. Shaw and Goldman Sachs, the "Significant Equityholders"), being certain stockholders of the Company, entered into the Equity Commitment Letters (the "Equity Commitment Letters") with the Company.

     As a result of the foregoing, the Filing Persons may be deemed to be members of a group with the other Signficant Equityholders within the meaning of Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their interests in equity securities of the Company. However, the Filing Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by the Filing Persons.

     According to the Company's most recent quarterly report on Form 10-Q for the period ended September 30, 2007, filed on November 13, 2007 (the "10-Q"), the total number of outstanding Common Stock, as of November 6, 2007 was
23,487,004 shares. As previously set forth in Schedules 13D and 13G filed separately by the Significant Equityholders, the aggregate number of shares of Common Stock beneficially owned by the Significant Equityholders is approximately 12,502,531 shares.
------------------

     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 4 of 11 pages

Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background.
         ------------------------

     This  statement  on  Schedule  13D is being  filed by GS Group and  Goldman
Sachs.

     Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the NYSE Euronext and other national exchanges. Goldman Sachs is a direct and indirect wholly-owned subsidiary of GS Group. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each of the Filing Persons is 85 Broad Street, New York, New York 10004.

     The name, business address and present principal occupation or employment and citizenship of each director of GS Group are set forth in the amended
Schedule I hereto and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on amended
Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in
Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Funds for shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons came from the working capital of Goldman Sachs.

     No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from December 15, 2007 through February 13, 2008, other than as described elsewhere herein.


Item 4 is hereby supplemented as follows:

Item 4.  Purpose of the Transaction.
         ---------------------------

     Goldman Sachs hereby expressly disclaims (i) any membership in a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by Goldman Sachs.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of February 13, 2008, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 4,603,805 shares of Common Stock acquired in the ordinary course of business by Goldman Sachs, representing in the aggregate approximately 19.6% of the shares of Common Stock reported to be outstanding as provided by the Company.



                               Page 5 of 11 pages

     As of February 13, 2008, GS Group may be deemed to have beneficially owned indirectly an aggregate of 4,603,805 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 19.6% of the shares of Common Stock reported to be outstanding as provided by the Company.

     The Filing Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by the Filing Persons.

     In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of February 13, 2008 other than as set forth herein.

     (c) No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from December 15, 2007 through February 13, 2008, other than as described elsewhere herein.


Item 6 is hereby supplemented as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         --------------------------------------------------------

     On February 13, 2008, the Significant Equityholders issued the Equity Commitment Letters to the Company pursuant to which each of the Significant Equityholders have given a firm commitment to purchase, in cash, either (i) shares of Series D Preferred Stock of the Company (the "Series D Preferred Stock"), (ii) shares of Series E Preferred Stock of the Company (the "Series E Preferred Stock" and together with the Series D Preferred Stock, the "Securities") or (iii) any combination of Series D Preferred Stock or Series E Preferred Stock, for an aggregate amount for all of the Significant Equityholders of up to $20 million.

     Foamex L.P., a subsidiary of the Company (the "Borrower"), is a borrower under (1) the First Lien Term Credit Agreement, dated as of February 12, 2007, by and among the Borrower, the Company, as Parent Guarantor, Bank of America, N.A., as Administrative Agent and Collateral Agent (the "Administrative Agent"), and the lenders and other parties named therein (the "First Lien Credit Agreement"), (2) the Second Lien Term Credit Agreement, dated as of February 12, 2007, by and among the Borrower, the Company, the Administrative Agent and the lenders and other parties named therein (the "Second Lien Credit Agreement" and together with the First Lien Credit Agreement, the "Credit Agreements") and (3) the Revolving Credit Agreement, dated as of February 12, 2007, by and among the Borrower, the Company and the other guarantors named thereto, the Administrative Agent and the lenders and other parties named thereto (the "Revolver").



                               Page 6 of 11 pages

     The aggregate amount committed by each of D.E. Shaw, Goldman Sachs and Sigma is up to approximately 52.23%, 27.94% and 19.83%, respectively, of the total amount estimated by the Company to be necessary to facilitate the Borrower's ability pursuant to Section 8.02(b) of the Credit Agreements or
Section 9.2(d) of the Revolver, as applicable, to comply with its financial covenants under Section 7.12 of the Credit Agreements or Section 7.25 of the Revolver, as applicable, with respect to the relevant fiscal quarter. The maximum amounts committed by each of D.E. Shaw, Goldman Sachs and Sigma shall not exceed $10,445,353.00, $5,588,145.00 and $3,966,502.00, respectively (the
"Maximum Obligations"). The Borrower shall use any contribution from the Company from the proceeds from any issuance and sale of Securities under the Equity Commitment Letters only for the purpose of funding ordinary course expenditures, and not to prepay any debt (whether revolver, term or other).

     The commitment of each of the Significant Equityholders under the Equity Commitment Letters is subject to the conditions that at the time a notice from the Company specifying the number of shares of Series D Preferred Stock and/or Series E Preferred Stock to be purchased is delivered by the Company to the Significant Equityholders thereunder, (1) the Borrower be in compliance with its obligation to deliver financial statements under Section 6.01(a) and (b) under the Credit Agreements and Section 5.1(a) and (b) of the Revolver and (2) there be no Event of Default (as defined in the Credit Agreements or the Revolver, as applicable) under the Credit Agreements or the Revolver that cannot be cured pursuant to Section 8.02(b) of the Credit Agreements or Section 9.2(d) of the Revolver with proceeds from the issuance of Securities pursuant to the Equity Commitment Letters.

     As consideration for the option granted to the Company to require the Significant Equityholders to purchase the Securities pursuant to the Equity Commitment Letters, the Company agreed to pay each Significant Equityholder a premium in an amount equal to 5% of such Significant Equityholder's Maximum Obligation, payable in shares of common stock of the Company to be issued to the Significant Equityholders at the time of the earliest of (i) the first issuance of Securities under such Significant Equityholder's Equity Commitment Letter,
(ii) the consummation of a rights offering by the Company meeting certain conditions and (iii) the termination of such Significant Equityholder's Equity Commitment Letter. The number of shares of common stock of the Company to be issued shall be calculated based upon the average trading price of the common stock of Holdings for the thirty-trading day period ending on the fifth trading day immediately preceding the earliest to occur of (i), (ii) or (iii) above.

     Each of the Equity Commitment Letters shall automatically terminate upon the earliest of (a) 11:59 p.m. on May 20, 2009, (b) 11:59 p.m. on the day that is ten days after the date on which the financial statements of the Borrower as of, and for the fiscal quarter ended March 29, 2009, are required to be delivered to the administrative agent pursuant to the Credit Agreements, (c) the date on which the applicable Significant Equityholder has purchased its Maximum Obligation of Securities under its Equity Commitment Letter and (d) the date on which a rights offering by the Company meeting certain conditions is consummated.

     The foregoing summary of the Equity Commitment Letters is qualified in its entirety by reference to the Equity Commitment Letters, which is filed as an exhibit hereto.

         Series D Preferred Stock:

     The Series D Preferred Stock will not be listed on any national securities exchange. Set forth below is a description of the material terms of the Series D Preferred Stock.

     Voting Rights: Holders of shares of the Series D Preferred Stock do not have voting rights, except that actions that adversely affect or otherwise alter or change any of the rights of the Series D Preferred Stock in any respect or that otherwise would be inconsistent with the Certificate of Designations for the Series D Preferred Stock (the "Series D Certificate of Designations") require the affirmative vote or consent of 80% of the shares of Series D Preferred Stock outstanding, voting or consenting as a separate class, with each holder being entitled to one vote per share.



                               Page 7 of 11 pages

     Dividends: Holders of the shares of Series D Preferred Stock are entitled to receive, in respect of each share of Series D Preferred Stock, dividends which will accrue monthly at a rate equal to 4.5% per annum, compounding monthly. Dividends on the Series D Preferred Stock will be cumulative and accrued daily from the date of issuance and will be payable by increases in the liquidation preference.

     Conversion of the Series D Preferred Stock: The Series D Preferred Stock is convertible into common stock as follows:

     Conversion at the option of the holders. The holders of Series D Preferred Stock may convert their shares into shares of the Company's common stock at any time prior to the one-year anniversary of the first date on which shares of the Series D Preferred Stock are issued pursuant to the Series D Certificate of Designations (the "Anniversary Date") at the conversion prices described therein.

     Conversion at the Company's option. The Company may convert, at the conversion prices described in the Series D Certificate of Designations, the shares of Series D Preferred Stock into shares of the Company's common stock on either (1) the tenth business day following the consummation of a rights offering by the Company within 90 days of the first date on which shares of Series D Preferred Stock are issued or (2) the Anniversary Date, if no rights offering is consummated prior to the 90th day following the first date on which shares of Series D Preferred Stock are issued.

     Rights offering credit. In connection with a rights offering by the Company meeting certain conditions, each holder of Series D Preferred Stock may elect, at its option, either (1) to credit the liquidation preference for the Series D Preferred Stock toward any financial commitment such holder may have in respect of common stock not acquired pursuant to the rights offering, (2) to separately satisfy such commitment and to have such conversion result in the issuance of shares of the Company's common stock in addition to those acquired in the rights offering, or (3) to elect a combination of (1) and (2).

     Splits and recapitalization:  Appropriate  adjustments shall be made to the
conversion   rights  of  the  Series  D  Preferred   Stock  for  stock   splits,
recapitalization and similar events.

     The foregoing summary of the Series D Preferred Stock is qualified in its entirety by reference to the Series D Certificate of Designations, which is filed as an exhibit hereto.

         Series E Preferred Stock:

     The Series E Preferred Stock will not be listed on any national securities exchange. Set forth below is a description of the material terms of the Series E Preferred Stock.

     Voting Rights: Holders of shares of the Series E Preferred Stock do not have voting rights, except that actions that adversely affect or otherwise alter or change any of the rights of the Series E Preferred Stock in any respect or that otherwise would be inconsistent with the Certificate of Designations for the Series E Preferred Stock (the "Series E Certificate of Designations") require the affirmative vote or consent of 80% of the shares of Series E Preferred Stock outstanding, voting or consenting as a separate class, with each holder being entitled to one vote per share.

     Dividends: Holders of the shares of Series E Preferred Stock are entitled to receive, in respect of each share of Series E Preferred Stock, dividends which will accrue monthly at a rate equal to 9.0% per annum, compounding monthly. Dividends on the Series E Preferred Stock will be cumulative and accrued daily from the date of issuance and will be payable by increases in the liquidation preference.

     Redemption of the Series E Preferred Stock: The Series E Preferred Stock is redeemable as follows:



                               Page 8 of 11 pages

     Redemption at the option of the holders: At any time beginning on the date that is six months and one day from the Maturity Date (as defined in the Credit Agreements) and the Stated Termination Date (as defined in the Revolver), each holder of shares of Series E Preferred Stock may require the Company to repurchase for cash, at a price per share equal to the accrued liquidation preference (as defined in the Series E Certificate of Designations) on the repurchase date, all or a portion of the such holder's shares of Series E Preferred Stock. However, the Company is not required to repurchase shares of Series E Preferred Stock if prohibited by the Credit Agreements and the Revolver.

     Redemption at the option of the Company: The Series E Certificate of Designations permits the Company to redeem the Series E Preferred Stock, in whole or in part, by paying cash per share equal to the accrued liquidation preference (as defined in the Series E Certificate of Designations).

     Rights offering credit: In connection with a rights offering by the Company meeting certain conditions, each holder of Series E Preferred Stock may elect, at its option, to credit the accrued liquidation preference (as defined in the Series E Certificate of Designations) of such holder's Series E Preferred Stock, in whole or in part, toward any financial commitment such holder may have in respect of such rights offering.

     The foregoing summary of the Series E Preferred Stock is qualified in its entirety by reference to the Series E Certificate of Designations, which is filed as an exhibit hereto.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit No.      Exhibit
-----------      -------

 99.8 Equity Commitment Letter, dated as of February 13, 2008, between Goldman Sachs and the Company, including forms of the Certificates of Designation for the Series D Preferred Stock and the Series E Preferred Stock



                               Page 9 of 11 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 15, 2008

                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                                GOLDMAN, SACHS & CO.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                               Page 10 of 11 pages

                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Lloyd C. Blankfein                 Chairman of the  Board  and  Chief  Executive
                                   Officer of The Goldman Sachs Group, Inc.


Gary D. Cohn                       President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.


Jon Winkelried                     President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.


John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation


Claes Dahlback                     Senior  Advisor  to  Investor AB  and  Senior
                                   Advisor to Foundation Asset Management


Stephen Friedman                   Chairman of Stone Point Capital



William W. George                  Professor  of  Management  Practice   at  the
                                   Harvard Business School, Retired Chairman and
                                   Chief Executive Officer of Medtronic, Inc.

Rajat K. Gupta                     Senior Partner of McKinsey & Company



James A. Johnson                   Vice Chairman of Perseus, L.L.C.



Lois D. Juliber                    Retired  Vice Chairman  of  Colgate-Palmolive
                                   Company


Edward M. Liddy                    Chairman   of  the   Board  of  The  Allstate
                                   Corporation


Ruth J. Simmons                    President of Brown University



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